Exhibit 99.1

17 May 2023

ABCAM PLC

Statement on potential Extraordinary General Meeting

Cambridge, UK/ Waltham, MA: Abcam plc (Nasdaq: ABCM), (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today notes that its founder and former director Dr. Jonathan Milner has indicated he will take steps to call an extraordinary general meeting (“EGM”) of the Company’s shareholders to elect himself to the Company’s Board of Directors as Executive Chairman.

The Company was surprised that Dr. Milner has decided to make this public statement, given the ongoing discussions with him regarding his appointment to the Board.

Dr. Milner first formally requested to be re-appointed to the Board on 28th April 2023, less than three weeks prior to the Company’s Annual General Meeting (“AGM”) and after the date he could have requisitioned a resolution at the AGM to achieve his aims. The Board moved quickly to consider him returning to the Board including having him meet with all non-executive directors within 10 days.

Dr. Milner’s request was thoroughly considered by the Nomination Committee and the full Board of Directors. It was determined today that Dr. Milner would be offered the opportunity to be appointed to the Board subject to a customary relationship agreement, the terms of which were to be discussed and agreed upon. After informing Dr. Milner that the Board was inclined to appoint him, he immediately rejected such invitation and then requested to be named Executive Chairman, replacing the current Chairman.

The Company notes that Dr. Milner has issued a press release with respect to this request, even before the Board had time to respond. The Company is disappointed that despite the Board’s clear and consistent efforts to engage constructively with Dr. Milner, he has instead pursued aggressive tactics as he seeks to force the Company to agree to his demands.

Today, the Company’s AGM concluded with shareholders voting overwhelmingly in support of all resolutions, with directors receiving on average 95% support of the shares voted.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, cost refinement and efficiency initiatives, and our future results of operations and financial position such as our outlook for FY2023 and performance goals for FY2024 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID 19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

FTI Consulting (media enquiries)

Ben Atwell / Pat Tucker

Abcam@fticonsulting.com